Mail Stop 3561

December 8, 2005

Connie Linder, President
Panorama Investments Corp.
Suite 720 -999 West Broadway
Vancouver, British Columbia, Canada V5Z 1K5

       RE:  Panorama Investments Corp.  ("the company")
               Amendment No. 1 to Registration Statement on
               Form 10-SB
               Filed September 20, 2005
               File No.  0-51414

Dear Ms. Linder:

We have reviewed your amended filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part I.

Item 1.  Description of Business
Business Overview, page 4

Explain how the company plans to obtain "exclusive rights" to some of the products it plans to sell.






Connie Linder
Panorama Investments Corp.
December 8, 2005
Page 2.


Briefly describe the "Glambelt", "a niche product for the fashion industry."

We note the disclosure that the company purchased the "Glambelt" and jewelry from several designers. Please revise the disclosure to provide some detail with respect to the jewelry items purchased.

 We further note that although the company does not have an
exclusive
contract, the designers "have produced them for us and have not sold
them to anyone else."   Please disclose the basis for the
company`s
belief in that regard.

Product Line, page 5

Explain how the company intends to utilize Ms. Tan`s contacts "around the globe" to supply the company with items for its inventory. We note that Ms. Tan has been devoting one (1) hour per week to the business. Will she be in charge of ordering inventory for the company?

Clarify your reference to "the combination of materials and styles with modern form and functionality".

Identify the supplier of "lush fabrics". Disclose whether or not the company has entered into a contract with this entity. If so, please describe the terms of the arrangement and file the executed agreement as an exhibit to the registration statement as required by Item 601(b) of Regulation S-B.

Clarify "in association with A4SANILY".   What is the arrangement
between the company and this entity?

Please expand this section to fully describe the Vancouver Night
Market and the New York designers market. Who sets up and watches the company`s stall or space? How often has the company been represented? What have been the results to date?

We note that the company has "submitted" its website to several search engines named. Please update to provide the current status.

It is noted here and also under "Advertising" that the company refers to when it launches its marketing campaign. Previously under the section "Results of Operations", the company referred to "aggressive marketing campaign in summer, 2005." Please clarify where appropriate, the status of this marketing campaign and discuss what is involved and who is conducting this marketing effort.

Tell us the basis for your statement, "...our belief that within the next 12 months our internet sales will comprise 80% to 90% of our total sales." or delete it.
Connie Linder
Panorama Investments Corp.
December 8, 2005
Page 3.


Advertising, page 8

We note several references in the filing to Metohos magazine, "the official magazine of Olympic Airlines". Please disclose the significance of this to the company.

Competitive Business Conditions..., page 8

With respect to the second group you refer to here, please provide examples of where these small specialty stores are located. In airports, for example?

The disclosure in the last three paragraphs appears to be promotional or that it reflects the opinion of management. Please delete the promotional tone and disclose only facts that can be substantiated.

Effect of Existing or Probable Government..., page 9

With regard to Colony One On-Line, please add the last statement from your response #17 in the company`s letter dated September , 2005.

Employees, page 10

State whether or not the commission-based employee that was recently hired has had any relationship or affiliation with the company or management. If so, please identify the employee and disclose the relationship.

Plan of Operations/ Milestones, page 12

For each milestone listed 1 through 11, please provide a more detailed discussion of how and what was actually accomplished.

Considering the fact that none of the employees of the company has any direct prior experience in marketing, retailing, and internet sales, please fully explain how the milestones listed to be accomplished during the period of September through December, 2005, will be successfully done by the company. Also describe in detail what will be done. For example, please discuss the market survey and discuss the plans for the "public advertising campaign".







Connie Linder
Panorama Investments Corp.
December 8, 2005
Page 4.


Risk Factors

"The Loss of our key personnel would have an adverse impact..."
,page
16

It is not clear how this would be a material risk to the company inasmuch as management does not have any direct, prior experience in this line of business. Please advise or delete.

Item 5.  Directors and Executive Officers...

Background of Officers and Directors, page 17

We note in the biographical information for Ms. Linder, Mr. Bekropoulos, and Ms. Tan that each "intends to devote time as required to the business of the Company". Please explain and disclose more specific information with respect to the hours that are or will be need to be devoted to the development and running of the business.

Part III.

Exhibits

Your index reflects that the exhibits listed are "included".
Please
revise to state by footnote when each was filed. For example, state if the exhibit was filed with the initial filing of the registration statement or filed as part of amendment no. 1, which was filed on September 20, 2005.

General

Please update the information throughout the filing to the latest date practicable.


Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that


Connie Linder
Panorama Investments Corp.
December 8, 2005
Page 5.


* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

 As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Carlton Tartar at (202) 551-3387 if you have any questions regarding the financial statements and related matters.
Please contact Janice McGuirk at (202) 551-3395 with any other questions.




Sincerely,




John Reynolds

Assistant Director